Filed by Cantor Equity Partners III, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners III, Inc.

Commission File No. 001-42716

AIR Limited

Date: November 19, 2025

As previously disclosed, on November 7, 2025, Cantor Equity Partners III, Inc. (“CAEP”), a Cayman Islands exempted company, and AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“Pubco”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”).

On November 19, 2025, AIR issued the following press release.

AIR Launches ‘Crown Switch’ Premium Pod-Based Vapes Powered by Quantum Chip™ Technology in Germany

Unlike traditional vapes, Crown Switch contains zero ceramics or heavy metals and is Al Fakher’s first rechargeable pod vape system

Launch in Germany is first stage of AIR’s plans to bring Crown Switch to the global vape market

DUBAI, United Arab Emirates – November 19, 2025 – AIR Limited (“AIR” or the “Company”), the global leader in hookah and pioneer in advanced inhalation technologies, announced today that Al Fakher, its flagship hookah brand and the largest hookah brand by sales volume in the world, has officially entered the portable vape market with its launch of Crown Switch in Germany.

Available for purchase to customers in Germany at shisha-world.com, Crown Switch is Al Fakher’s first rechargeable pod vape system with disposable pods and contains zero ceramics or heavy metals unlike traditional coil and wick vapes. The Company plans to rollout Crown Switch devices to additional markets in the coming months.

AIR and Greentank Technologies (“Greentank”), a global manufacturer of vaporization hardware and technology, formed a strategic partnership in early 2025 to develop advanced vaporization technology for AIR’s premium suite of hookah flavors. Crown Switch is powered by Greentank’s Quantum Vape™, a next-gen vaporizer technology that provides a breakthrough flavor experience boosted by its Coldstream™ technology. This state-of-the-art system produces a vapor that is colder than leading vapes on the market and is intended to create a more flavorsome and smoother experience than traditional vapes.

“Al Fakher continues to innovate and modernize how hookah can be enjoyed, and Crown Switch celebrates this legacy while embracing movement, modernity and the ease of on-the-go enjoyment,” said Stuart Brazier, CEO of AIR. “Crown Switch is the latest product offering that we have developed to meet the demand of modern, fast-paced consumers as hookah’s popularity and use continue to grow in western markets. We’re combining our flavor expertise with Greentank’s breakthrough technology, and we look forward to continuing to accelerate our new product pipeline in 2026 and beyond.”

The global vaping industry continues to show strong growth, as it is projected to generate estimated revenue of $27.2 billion in 2025 and is projected to maintain a CAGR of 3.69% until 2030 on a global scale according to Statista’s Market Insights 2024 Report.

Quantum Vape™ and Coldstream™ are registered trademarks of Greentank Technologies.

Background Information on AIR’s Business Combination

On Nov. 7, 2025, AIR and Cantor Equity Partners III, Inc. (Nasdaq: CAEP) (“CAEP”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announced that they entered into a definitive business combination agreement for a proposed business combination (the “Proposed Business Combination”) that, upon closing, will result in the combined company AIR Global Limited (“AIR Global”) becoming publicly listed on the Nasdaq in the United States under the ticker symbol “AIIR.”

The transaction is expected to be completed in the first half of 2026, subject to regulatory approvals and other customary conditions.

Additional information about the Proposed Business Combination, including a copy of the Business Combination Agreement, are available in a Current Report on Form 8-K filed by CAEP with the SEC and available at www.sec.gov.

About AIR

Launched in 1999 and headquartered in Dubai, AIR is a global innovation leader in social inhalation, with a multinational presence in over 90 markets worldwide. Its portfolio of companies and assets includes Al Fakher, the world’s leading hookah brand; Hookah.com, North America’s number one B2B e-commerce platform for hookah and shisha by market share; and OOKA, highly innovative charcoal-free shisha device, among others. AIR’s science program, conducted in partnership with independent accredited laboratories, enables the development of innovative products that combine centuries of tradition with cutting-edge technology to minimize harm and maximize enjoyment for millions around the world.

For more information, please visit https://air.global/.

Forward-Looking Statements

This press release contains “forward-looking statements,” within the meaning of U.S. federal securities laws. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, AIR’s plan to roll out rechargeable vape devices to additional markets, the anticipated timing and completion of the Proposed Business Combination; AIR Global’s proposed Nasdaq listing; the ability to satisfy closing conditions, obtain required shareholder and regulatory approvals, and meet applicable listing standards; the expected structure of the Proposed Business Combination and potential adjustments thereto; anticipated benefits of the Proposed Business Combination to AIR, CAEP and AIR Global; AIR’s growth strategy, market expansion plans, product innovation pipeline and commercialization efforts (including with respect to OOKA and other new technologies); partnerships and go-to-market initiatives; and market size, share and adoption trends. These statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause AIR Global’s or AIR’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination (including as a result of a termination of the Business Combination Agreement and/or any related agreements between the relevant parties); the outcome of any legal proceedings that may be instituted against AIR Global, CAEP or AIR, any of their subsidiaries or others following the announcement of the Proposed Business Combination; the inability to complete the Proposed Business Combination due to the failure to obtain the necessary shareholder approvals or to satisfy other conditions to closing; changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; the decision by the SEC to deem effective the Registration Statement; the ability to meet the Nasdaq Stock Market listing standards upon closing of the Proposed Business Combination and admission of AIR Global for trading on the Nasdaq Stock Market; the risk that the Proposed Business Combination disrupts current plans and operations of AIR as a result of the announcement and consummation of the Proposed Business Combination; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of AIR to grow, retain its management and key employees; costs related to the Proposed Business Combination; changes in applicable laws or regulations; and other risks and uncertainties expected to be set forth in the Registration Statement. Forward-looking statements are inherently subject to risks and uncertainties, many of which AIR, CAEP and AIR Global cannot predict with accuracy and some of which neither AIR, CAEP nor AIR Global might even anticipate. The forward-looking statements contained in this press release speak only as of the date of this release. Readers are cautioned not to put undue reliance on forward-looking statements, and AIR, CAEP and AIR Global do not assume any obligation to and do not intend to publicly update any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by U.S. federal securities laws. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or AIR Global or any other person that the events or circumstances described in such statement are material.

No assurances can be made that the parties will successfully close the Proposed Business Combination or close the Proposed Business Combination on the timeframe currently contemplated. The Proposed Business Combination is subject to the filing with the SEC, and effectiveness, of the Registration Statement, as well as other regulatory approvals and customary conditions to closing.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025, CAEP’s Quarterly Reports on Form 10-Q, CAEP’s Annual Report on Form 10-K and the Registration Statement that will be filed by AIR Global and AIR and the proxy statement/prospectus contained therein, and other documents filed by CAEP and AIR Global from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that CAEP, AIR and AIR Global do not presently know or that CAEP, AIR and AIR Global currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Important Information for Investors and Shareholders

AIR Global and AIR intend to file the Registration Statement with the SEC, which will include a preliminary proxy statement of CAEP and a prospectus of AIR Global in connection with the Proposed Business Combination. The definitive proxy statement and other relevant documents will be mailed to shareholders of CAEP as of a record date to be established for voting on the Proposed Business Combination. SHAREHOLDERS OF CAEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH CAEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CAEP, AIR, AIR GLOBAL AND THE PROPOSED BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022, email: CantorEquityPartners@cantor.com and to AIR Global, Festival Office Tower, Dubai Festival City, 7th Floor, Dubai, United Arab Emirates, email: investor@air.global.

Participants in the Solicitation

CAEP, AIR, AIR Global and their respective directors and executive officers and certain of their shareholders may be deemed under SEC rules to be participants in the solicitation of proxies of CAEP shareholders in connection with the Proposed Business Combination. A list of the names of such persons, and information regarding their interests in the Proposed Business Combination and their ownership of CAEP’s securities are, or will be, contained in CAEP’s filings with the SEC, including CAEP’s prospectus filed on June 26, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CAEP’s shareholders in connection with the Proposed Business Combination, including the names and interests of CAEP’s, AIR Global’s and AIR’s directors and executive officers, will be set forth in the proxy statement/prospectus, which is expected to be filed by AIR Global, AIR and CAEP, as applicable, with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release and the information contained herein are for informational purposes only and shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Business Combination or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Contact:

Investor and Media Relations

ICR

AIRglobal@icrinc.com

***

Additional Information and Where to Find It

Pubco and CAEP intend to prepare, and Pubco intends to file with the Securities and Exchange Commission (the “SEC”), a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CAEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination pursuant to the Business Combination Agreement (the “Business Combination”) and any related transactions (together with the Business Combination, the “Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CAEP as of a record date to be established for the CAEP shareholder meeting for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. CAEP and/or Pubco will also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CAEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CAEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CAEP, PUBCO, AIR AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CAEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to AIR Limited, via email at investor@air.global, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

CAEP, Pubco, AIR and their respective directors, executive officers, and certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CAEP’s shareholders in connection with the Transactions. A list of the names of such persons, and information regarding their interests in the Transactions and their ownership of CAEP’s securities are, or will be, contained in CAEP’s filings with the SEC, including the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CAEP’s shareholders in connection with the Transactions, including the names and interests of CAEP’s, Pubco’s and AIR’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco, AIR and CAEP, as applicable, with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CAEP or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Transactions involving Pubco, CAEP and AIR, including expectations, intentions, hopes, beliefs, prospects, financial results and plans regarding Pubco, AIR, CAEP and the Transactions, statements regarding the anticipated benefits and timing of the completion of the Transactions, entry into certain agreements subsequent to the entry into the Business Combination Agreement, the satisfaction of closing conditions to the Transactions, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors, investor benefits, regulatory conditions, competitive position, technological and market trends, future financial condition and performance and expected financial impacts of the Transactions, the satisfaction of closing conditions to the Transactions and the level of redemptions of CAEP’s public shareholders, and Pubco’s and AIR’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CAEP’s securities; the risk that the Transactions may not be completed by CAEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of CAEP’s shareholders; failure to realize the anticipated benefits of the Transactions; the level of redemptions of CAEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CAEP Class A ordinary shares or the Pubco ordinary shares; the lack of a third-party fairness opinion in determining whether or not to pursue the Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Transactions; costs related to the Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business; risks related to increased competition in the industries in which Pubco will operate; risks that after consummation of the Transactions, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan including due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s ordinary shares will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s ordinary shares and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, CAEP or others following announcement of the Transactions, and those risk factors discussed in documents that Pubco and/or CAEP filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CAEP’s Quarterly Reports on Form 10-Q, and the Registration Statement that will be filed by Pubco and AIR and the Proxy Statement/Prospectus contained therein, and other documents filed by CAEP and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CAEP, AIR and Pubco presently know, or that CAEP, AIR and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CAEP, AIR and Pubco assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CAEP, AIR and Pubco gives any assurance that any of CAEP, AIR or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or Pubco or any other person that the events or circumstances described in such statement are material.

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